AlTi Global, Inc.

520 Madison Avenue, 21st Floor

New York, New York 10022

(212) 396-5904

May 25, 2023

Office of Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Ms. Susan Block

Re:	AlTi Global, Inc.

Registration Statement on Form S-1

File No. 333-269448

Dear Ms. Block:

AlTi Global, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on May 30, 2023, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Thomas Martin of Greenberg Traurig, LLP, at (305) 579-0739 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

ALTI GLOBAL, INC.

By:	/s/ Christine Zhao
Name:	Christine Zhao
Title:	Chief Financial Officer

cc:	Alan I. Annex, Esq.

Thomas R. Martin, Esq.

Greenberg Traurig, LLP

[Signature Page to Acceleration Request Letter]